PMU News Release #04-07 TSX, AMEX Symbol PMU May 25, 2004

NEW HIGH GRADE VEIN INTERCEPTS ENCOUNTERED
IN SOUTH MINITA AND NANCE DULCE DRILLING

Pacific Rim is pleased to announce the discovery of two new areas of gold mineralization at the El Dorado project in El Salvador. High grade gold was discovered in previously untested areas of the South Minita vein in the Central District and the Nance Dulce vein in the South District.

Pacific Rim’s first ever drill hole in the South District, P04-301, intercepted two significant veins along the northwest-striking Nance Dulce vein system. The first intercept returned 21.1 g/t gold over a true width of 1.64 meters and the second intercept, located a further 97 meters down-hole, returned 22.86 g/t gold over a true width of 1.17 meters. Silver assays are pending. P04-301 was drilled 800 meters to the northwest of a very high-grade outcrop of the Nance Dulce vein, the site of the highest-grade sample ever taken in the El Dorado District (a grab sample that assayed 956.9 g/t gold).

Drill hole P04-299 was drilled 500 meters to the south of the Minita resource area and encountered a 7.0 meter wide vein averaging 12.08 g/t gold and 102.4 g/t silver. This intercept occurs within the Minita vein structure, which, through surface mapping, has now been traced for 5 kilometers to the south of the current 585,000 ounce Minita resource area. Hole P04-297 is located 100 meters to the north of hole 299 and intercepted a 0.4 meter wide vein averaging 8.37 g/t gold. Drilling will continue to step out to the south along the Minita vein structure, and above and below drill hole 299.

Five holes (P04-293, 295, 296, 298 and 300) were drilled to the north of the Minita resource area and encountered only narrow veins. Additional drill holes will test the Minita structure further to the north in the coming months. Two holes (P04-286 and 290) intersected the Portillo vein, a north-northwest striking structure located just east and south of the Minita resource area. These intercepts were very narrow (0.1 meters).

The final results for the scout drilling in the North District (P04-287, 289 and 291) and the Hacienda Vieja/Gonso area (P04-285 and 288) have been received and failed to encounter significant gold mineralization.

A table of complete results is presented below, and drill plan maps are available at the Company’s website (www.pacrim-mining.com).

“We are optimistic about these latest results on the Nance Dulce and South Minita vein systems,” states Tom Shrake, CEO. “The generation of these targets and the positive results they have returned to date are the result of our growing detailed understanding of the controls and timing of gold mineralization in the El Dorado system. We will continue to conduct step-out drilling on these two newly discovered gold zones to determine the size and tenor of the mineralization. These encouraging results come at the same time we are completing our pre-feasibility study on the 585,000 ounce Minita resource, testing geophysical targets with reverse circulation drilling on our La Calera Project (located 8 kilometers west of El Dorado), and as we are developing drill targets on our Aurora project in Nevada. Needless to say, these are exciting times for our company as we strive to accomplish our goal of becoming a highly profitable, growth-oriented intermediate level gold producer.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-285	Hacienda Vieja	301054/ 535333	90/55	No significant intercepts
P04-286	Portillo	301553/ 534435	270/55	308.25	308.45	0.2	0.1	10.22	82
P04-287	San Matias	307509/ 532805	128/55	No significant intercepts
P04-288	Hacienda Vieja	301468 / 535216	250/50	No significant intercepts
P04-289	San Matias	306894 / 532808	128/55	No significant intercepts
P04-290	Portillo	301638 / 534430	270/57	103.0	103.1	0.1	0.1	23.67	n.a.
P04-291	La Huerta	305318 / 533631	350/50	No significant intercepts
P04-292	Portillo	301710 / 534426	270/50	No significant intercepts
P04-293	Minita north	301900 / 533990	90/55	No significant intercepts
P04-294	Minita south	301031 / 534345	270/50	10.65 266.05 357.6	11.2 266.5 357.75	0.55 0.45 0.15	0.5 0.3 0.1	9.09 7.16 10.97	30.1 n.a n.a..
P04-295	Minita north	301994 / 533932	90/60	No significant intercepts
P04-296	Minita north	301902 / 534086	90/50	151.8	153.05	1.25	1.0	6.85	n.a.
P04-297	Minita south	300924 / 534351	276/60	298.7	299.25	0.55	0.4	8.37	n.a.
P04-298	Minita north	302031 / 534018	90/55	301.9	302.9	1.0	0.9	8.74	n.a.
P04-299	Minita south	300856 / 534391	259/50	121.7 284.65 361.35 381.2 includes: 381.2	122.45 285.55 362.4 388.85 384.05	0.75 0.9 1.05 7.65 2.85	0.65 0.85 0.95 7.0 2.6	13.01 15.36 10.17 12.08 20.63	n.a. n.a. n.a. 102.4 172.4
P04-300	Minita north	302193 / 533946	90/55	No significant intercepts
P04-301	Nance Dulce	297743 / 533306	212/50	85.65 182.15 184.05 207.0	87.4 183.4 184.5 207.3	1.75 1.25 0.45 0.3	1.64 1.17 0.38 0.25	21.1 22.86 13.95 11.5	n.a. n.a. n.a. n.a.

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com